                                          CONFIDENTIAL
                                          ------------

June 12, 2000

Wasserstein Perella & Co., Inc.
31 West 52nd Street
New York, NY 10019
Attn.: Mr. Stephen Benson
       Mr. Alexander Greene

            RE:    Breed Technologies Inc.
                   -----------------------

Gentlemen:

            Harvard Industries, Inc. ("Harvard"), is pleased to submit this revised proposal (the "Proposal") to fund a plan of reorganization (the "Plan") for Breed Technologies, Inc. and its subsidiaries (collectively "Breed") in connection with Case Nos. 99-03399 through 99-03415 under Chapter 11 of title 11 of the United States Code (the "Bankruptcy Code"), currently pending in the United States Bankruptcy court for the District of Delaware (the "Bankruptcy Court"). The principal terms and conditions of the Proposal are set forth in this letter (including all exhibits and other attachments hereto) and will be incorporated in the Plan. The Board of Directors of Harvard has reviewed and has authorized the delivery of this Proposal.

            This Proposal will automatically terminate at 10:00 a.m. (eastern time) on June 12, 2000 unless prior to such time (i) Harvard shall have received written confirmation from (x) Breed that Harvard has been selected as the "stalking horse bidder" based on the terms and conditions set forth in this Proposal and (y) the Agent for the holders of obligations under the Amended and Restated Credit Agreement, dated as of April 28, 1998 (collectively, the "Pre-Petition Lenders") that it has received statements in writing from the holders of at least 51% of the principal amount of obligations outstanding under the Credit Agreement (the "Required Lenders") that the Required Lenders support such selection provided that the Plan is reasonably acceptable to the Required Lenders, and (ii) Breed has issued a press release announcing (x) the selection of Harvard as the "stalking horse bidder" on such terms and conditions and (y) the support of such selection by Breed, subject to such terms and conditions.

            In connection with formulating this Proposal, Harvard has reviewed the business plans for Breed previously provided to Harvard through the date of this letter, reviewed certain documents contained in Breed's data room and reviewed selected financial operating data provided by Breed. Harvard has assumed the completeness and accuracy of all the foregoing information provided by Breed. This Proposal is also premised upon (i) the pro forma closing balance sheet of Reorganized Breed (as defined below) as of February 29, 2000 being as set forth on Exhibit B hereto (such balance sheet will constitute the "Pro Forma Balance Sheet") and (ii) the other assumptions set forth in Exhibit A hereto.

Wasserstein Perella & Co., Inc.



I. Structure.

            Upon the terms and subject to the conditions contained in the Definitive Agreement (as defined below), Harvard will acquire Breed and fund the Plan in one or more contemporaneous transactions which will result in Breed becoming a wholly-owned subsidiary of Harvard (such wholly-owned subsidiary is referred to herein as "Reorganized Breed"). Harvard, at its option, may propose an alternative structure for the acquisition of Breed or Breed's assets under the Definitive Agreement and may assign its rights to one or more subsidiaries of Harvard designated by Harvard, and Breed will be deemed to have accepted such alternative structure or assignments so long as (a) the value of the aggregate consideration and the form of such consideration payable to the creditors of Breed is not, directly or indirectly, decreased and (b) such alternative structure does not adversely affect the value of the transactions contemplated hereby to the estate of Breed.

II. Consideration and Adjustment.

      A. Consideration. Harvard proposes to pay a total consideration for Breed (the "Purchase Price") as follows:

            1. $200 million in cash, less any Senior Management Credit (as hereinafter defined), which will be distributed pursuant to the Plan;

            2. Subordinated Notes (as described on Exhibit A hereto) in the principal amount of $20 million, less any Allied Signal Shortfall Amount (as hereinafter defined) will be distributed pursuant to the Plan;

            3. 40% of the fully-diluted outstanding common stock of Harvard on the Effective Date (determined after giving effect to existing options to purchase 2,229,102 shares of common stock) would be distributed pursuant to the Plan; (Harvard currently estimates that, based upon 10,261,523 outstanding shares of Harvard and the amount of currently outstanding options, 8,327,083 shares of Harvard common stock would constitute 40% of a fully-diluted basis that would be issued to Breed's creditors under the Plan;); the 40% will be protected against dilution as a result of shares issued after the Effective Date under Harvard's confirmed plan of reorganization.

            4. the New Warrants described on Exhibit A hereto;

            5. assumption of liabilities of Breed, including satisfaction of the
               DIP Claims existing on the Effective Date (as defined below), and Designated Professional Fees, which Designated Professional Fees will not exceed $13.3 million provided that Harvard shall not assume any liabilities related to senior management (including, without limitation, John Riess) hired by Breed after March 1, 2000 and shall receive a credit against the cash portion of the

Wasserstein Perella & Co., Inc.



               Purchase Price for all amounts paid to or for the benefit of any such senior manager by Breed on or after March 1, 2000 (collectively, the "Senior Management Credit");

            6. assumption of certain unrecorded liabilities of Breed existing on the Effective Date, which, as set forth on Exhibit D hereto, Harvard believes to be approximately $90 million; and

            7. proceeds of the Allied Signal lawsuit as set forth in Section II.
               B below.

      B. Allied Signal Lawsuit. At the option of Breed, which option must be selected in the Definitive Agreement, the Plan will provide either:

            (i) that Harvard will assign all rights in the Allied Signal lawsuit pursuant to the Plan to the entity or entities specified therein (or their designee(s)) and that Harvard will have absolutely no funding obligations whatsoever in connection with the prosecution of the Allied Signal lawsuit; or

            (ii) that Harvard will fund up to $5 million to prosecute the Allied Signal lawsuit. Pursuant to the Plan, a committee consisting of Harvard and representatives of certain of Breed's creditor constituencies will be formed to direct the prosecution of the Allied Signal lawsuit. Any recoveries from the Allied Signal lawsuit will be distributed first to reimburse Harvard for any and all out-of-pocket expenses (the "Lawsuit Expenses") incurred by it to prosecute the Allied Signal lawsuit in an amount not to exceed $5 million, provided, that, in the event the recoveries, if any, from the Allied Signal lawsuit are insufficient to reimburse Harvard for the Lawsuit Expenses, the aggregate principal amount of the Subordinated Notes, if any, will be reduced dollar for dollar by the amount of Harvard's unreimbursed Lawsuit expenses (the "Allied Signal Shortfall Amount"). Any recoveries from the Allied Signal lawsuit remaining after reimbursing Harvard for the Lawsuit Expenses will be distributed as follows: (i) first, the next $50 million in recoveries after reimbursing Harvard in full for the Lawsuit Expenses will be distributed pursuant to the Plan and (ii) second, 20% of any recovery in excess of the amounts set forth in clause (i) above will be retained by Harvard and the remaining 80% will be distributed pursuant to the Plan.

III. Financing.

            In connection with the Proposal, we have received a letter from a senior secured lender (the "Lender")( a copy of which is attached as Exhibit E hereto) indicating that the Lender is highly interested in providing Harvard with $325 million in financing (the "New Financing") in connection with the transaction contemplated by the Proposal. The New Financing would replace Harvard's current $50 million credit facility and would be used to (a) fund the Plan and (b) provide Harvard and Reorganized Breed with a line of credit. Breed will directly fund the cost of and Harvard will obtain access to certain due diligence required by the Lender (e.g. US facility real estate, inventory, and physical property appraisals) as authorized to be conducted

Wasserstein Perella & Co., Inc.



and paid by Breed pursuant to Bankruptcy Court orders entered prior to the date hereof. To the extent such due diligence requires the services of a third party firm, such firm shall be satisfactory to the Lender. Breed will be entitled to retain all work products produced by such firms engaged by Breed.

IV. Deposit.

            The Definitive Agreement will provide that upon obtaining a firm financing commitment for the New Financing that is satisfactory to Harvard and Breed, Harvard will provide Breed prior to the Termination Date (as such term is defined in the Fee Agreement) with an irrevocable standby letter of credit designating Breed as beneficiary thereunder in an amount equal to $3 million (the "Deposit"). Breed will be entitled to draw upon the Deposit if Harvard is in material breach of any of its obligations under the Definitive Agreement (as defined below). The Deposit will be returned to Harvard, so long as Harvard is not in material breach of the Definitive Agreement, upon the first to occur of the following: (i) the Bankruptcy Court approves a higher or better offer for the Breed assets, (ii) Breed or the Required Lenders announce that either is no longer supporting the Harvard Proposal, (iii) confirmation of a stand-alone plan of reorganization of Breed, (iv) Breed is in material breach of its obligations under the Definitive Agreement or (v) Harvard is not in material breach of its obligations under the Definitive Agreement and elects to terminate the Definitive Agreement consistent with its rights thereunder.

V. Cooperation and Support.

            Subject to their fiduciary duties which includes seeking higher and better offers on a timely basis, Breed and the Board of Directors of Breed will cooperate fully with Harvard and will support this Proposal and the transactions contemplated hereby; provided, however, that this provision shall not prohibit the Board of Directors of Breed from appointing a new chief executive officer or other senior executive officer for Breed or making an announcement in connection therewith.

VI. Conditions to this Proposal.

            This proposal is subject to the satisfaction of the following conditions:

            (a) Simultaneously with the acceptance by Breed of this Proposal, Breed shall have executed a fee agreement (the "Fee Agreement") in the form attached hereto as Exhibit F, which Fee Agreement shall be incorporated herein by reference; and

            (b) Receipt by Harvard of Breed's existing financial forecasts for the period through December 31, 2000, consisting of monthly cash flows, profit and loss statements and balance sheets ("Financial Forecasts").

Wasserstein Perella & Co., Inc.



VII. Definitive Agreement.

      A. Closing Conditions. The definitive agreement (together with all such related agreements, documents and instruments as they may be supplemented, restated or amended from time to time, collectively the "Definitive Agreement") will contain customary closing conditions, including the following:

            (i) Breed, together with Harvard as co-proponents, shall have filed the Plan and related disclosure statement with the Bankruptcy Court on or before July 12, 2000, and the Bankruptcy Court shall have entered an order approving the disclosure statement for the Plan on or before September 9, 2000 (the "Disclosure Statement");

            (ii) (a) No chapter 11 plan shall have been filed by Breed or the Pre-Petition Lenders with the Bankruptcy Court that provides for the acquisition of Breed (or a substantial portion of its ownership or assets) by a person or entity other than Harvard,
                  (b) no party (other than Harvard) shall have obtained Bankruptcy Court approval of an acquisition of Breed (or a substantial portion of its ownership or assets), (c) neither Breed nor any Pre-Petition Lender having support of or control over two-thirds or more of the obligations under the Amended and Restated Credit Agreement shall have filed any chapter 11 plan providing only for an internal reorganization of Breed, or obtained Bankruptcy Court approval of a disclosure statement only for a stand-alone plan and (d) no order shall have been entered by a court of competent jurisdiction that is materially inconsistent with this Proposal or the Definitive Agreement or the Plan;

            (iii) The Plan shall have been confirmed pursuant to a final order of the Bankruptcy Court in form and substance satisfactory to Harvard by October 15, 2000, and shall have become effective in accordance with its terms no later than October 31, 2000 (the "Effective Date");

            (iv) The rights and benefits of Breed under certain licenses and agreements (the "Retained Contracts") to be designated by Harvard in the Definitive Agreement shall survive the Closing, and such rights and benefits shall be available to Reorganized Breed in accordance with the present terms and conditions of the Retained Contracts, or with such modifications thereto as Harvard or Breed may successfully negotiate. Reorganized Breed's assumption of all pre-petition licenses and executory contracts included in the Retained Contracts shall have been approved by the Bankruptcy Court pursuant to one or more Final Orders, and all consents, if any, of any third parties required to be obtained in connection with such assumption shall have been obtained;

Wasserstein Perella & Co., Inc.



            (v) On the Effective Date, subject to Section II.A.5 herein, the assets of Breed (including, without limitation, any and all claims of Breed against any person or entity of every kind and nature (including claims against Allied Signal)) shall vest in Reorganized Breed free and clear of all liens, claims, charges and encumbrances of any kind whatsoever (except for liens and security interests granted or created by Reorganized Breed), and Reorganized Breed shall have no liabilities or obligations in respect of such assets, other than liabilities and obligations arising under the Retained Contracts (the aggregate cure payments with respect to the Retained Contracts shall not exceed the amount set forth in the Definitive Agreement for such payments);

            (vi) The amount of liabilities and working capital expenditures of Breed are consistent with the Financial Forecasts;

            (vii) The final documentation with respect to the Subordinated Notes and all other elements of the capital structure of Reorganized Breed shall be satisfactory to Harvard and Breed;

            (viii) Harvard or Breed shall not have breached individually or in the aggregate in any material respect any of its respective representations, warranties or covenants contained in the Definitive Agreement;

            (ix) No material adverse change shall have occurred in Breed's or Harvard's business, condition (financial or otherwise), prospects, operations, assets or liabilities or in financial markets generally ("Material Adverse Change") since the date of the Pro Forma Balance Sheet. A 15% reduction in Breed's cumulative financial performance from the period from March 31, 2000 through the closing date relative to the Financial Forecasts for the same period is deemed to constitute a Material Adverse Change.

            (x) (i) approval of the Definitive Agreement and the transaction contemplated thereby by the Board of Directors of each of Harvard and Breed and (ii) receipt by the Board of Directors of Harvard of a fairness opinion to the effect that the transactions contemplated by the Definitive Agreement are fair to the stockholders of Harvard from a financial point of view.

            (xi) Receipt of all required governmental and third party approvals (including Harvard shareholders);

            (xii) The completion by Harvard of due diligence satisfactory to it in its sole discretion;

Wasserstein Perella & Co., Inc.



            (xiii) Receipt of the proceeds of the New Financing on substantially the terms and conditions set forth in the applicable financing commitment; and

            (xiv) Other additional customary conditions to closing in a bankruptcy case, including, without limitation, approval of the Definitive Agreement and the transactions contemplated thereby (if required by applicable law or otherwise determined to be required by the Board of Directors of Harvard) by the stockholders of Harvard at a meeting of stockholders duly held to consider such matters.

At such time as the conditions set forth in this Section VII.A which are subject to satisfaction or waiver by Harvard prior to the closing date have been satisfied or waived (other than clauses (iii), (iv), (v), (ix) and (xi) insofar as it relates to receipt of governmental and shareholder approvals only) (the "Commitment Date"), Harvard shall deliver a writing to Breed to such effect.

      B. Representatives and Warranties. The Definitive Agreement will contain customary representations and warranties by Breed for transactions of this type in a bankruptcy case, including, without limitation: accuracy of financial statements provided; no material actions taken or payments received out of the ordinary course between the date of the Definitive Agreement and the Effective Date; no Material Adverse Change; ownership of property, accuracy of disclosure; levels of claims; corporate existence; corporate power and authority; no default; environmental; products liability; contracts; subsidiaries; compliance with laws; no pending or to Breed's knowledge threatened claims which, if successful, would result in a Material Adverse Change; employee benefits; tax; and no conflict with laws or contractual obligations.

      C. Covenants. The Definitive Agreement will contain reasonable covenants by Breed customary for transactions of this type in a bankruptcy case covering the period between execution of the Definitive Agreement and the Effective Date, including, without limitation: filings; reasonable access to facilities; notice of developments; and cooperation. The Definitive Agreement will also contain various reasonable covenants customary for transactions of this type regarding
(i) Breed's actions in its Chapter 11 Cases and (ii) Breed's operation of its business through the Effective Date, including, among others, the following: (a) Breed will be operated in the ordinary course of business consistent with the Financial Forecasts and Breed will make all capital expenditures and expenditures for plant maintenance and repairs, research and development, sales and marketing and general and administrative expenses contemplated thereby, (b) without first reviewing with Harvard at least two (2) business days prior to taking action, Breed will not take certain actions, including, among others, the following: (1) any customer bid submissions; (2) entry into any long-term customer and/or supplier contract involving billings or payments in excess of $500,000 per year; (3) extraordinary expense items over $500,000; (4) layoffs or reorganization involving in excess of 100 employees; (5) any acquisition or disposition of assets having a value in excess of $500,000; and (6) any capital expenditures in excess of $500,000; provided, however, that if such two (2) business day review

Wasserstein Perella & Co., Inc.



period is impracticable under the circumstances due to the emergency nature of any proposed action under this subparagraph (b), Breed shall use reasonable best efforts to provide Harvard with as much prior notice as is possible, and (c) without first obtaining the written consent of Harvard, Breed will not enter into any multi-year agreement with a customer which is not reasonably expected to have a positive operating margin.

            The Definitive Agreement will contain reasonable covenants by Harvard customary for transactions of this type in a bankruptcy case covering the period between the execution of the Definitive Documentation and the Effective Date, including, without limitation: (a) delivery by Harvard to Breed and the Pre-Petition Lenders of monthly financial forecasts through December 2000 that include monthly projected income statements, balance sheets and cash flow statements for Harvard (the "Harvard Financial Forecasts") and (b) Harvard's operation of its business in the ordinary course of business consistent with the Harvard Financial Forecasts and generally making capital expenditures for plant maintenance and repairs, research and development, sales and marketing and general and administrative expenses contemplated by the Harvard Financial Forecasts. Breed's sole remedy for breach of these covenants is termination of the Definitive Agreement at which time Breed will return the Deposit to Harvard. The Definitive Agreement will also contain a covenant that on or before the Commitment Date, Harvard will deliver to Breed written agreements with holders of more than fifty (50%) percent of Harvard's then outstanding common stock indicating that such holders will vote in favor of the transactions contemplated by the Definitive Agreement.

      D. Executory Contracts and Unexpired Leases. The Plan shall provide Reorganized Breed with the right to assume or reject executory contracts and unexpired leases (that have not previously been designated as Retained Contracts) for a period of six months after the Effective Date (or such other date as the Bankruptcy Court may determine) and the Bankruptcy Court shall retain jurisdiction for such purpose.

      E. Liquidated Damages. The Definitive Agreement will provide that in the event of a material breach by Harvard (other than as a result of Breed's failure to perform its obligations under the Definitive Agreement), Breed shall be entitled to liquidated damages, as its sole and exclusive remedy, in the sum of $5 million (inclusive of the Deposit); provided, however, that if, after the Commitment Date, any such breach results from a failure by the Lender to close on the New Financing and Harvard is not otherwise excused from performance, the Deposit shall be the sole and exclusive remedy available to Breed.

VIII. Confidentiality; Termination and Revocation of this Proposal.

      A. Breed and the Pre-Petition Lenders acknowledge that Harvard would be at a competitive disadvantage as the "stalking horse bidder" if confidential information concerning its bid were made available to other potential bidders, either directly or indirectly. Breed therefore agrees to take reasonable actions as are necessary to (i) ensure that documents delivered to Breed or the Pre-Petition Lenders that are designated by Harvard as confidential are not shared with any potential bidder or any other person reasonably calculated to share such

Wasserstein Perella & Co., Inc.



information with a potential bidder, and (ii) ensure that potential bidders that are employed by or otherwise under the control of Breed do not utilize their positions at Breed to interfere with the parties performance under this Proposal or the Definitive Agreement, including Article V hereof. In the event of any material disclosure in violation of subparagraph (i) of the preceding sentence, this Proposal or the Definitive Agreement, as applicable, shall immediately and automatically terminate on the date of such disclosure and such disclosure shall constitute a breach of this Proposal letter or the Definitive Agreement.

      B. Subject to the second paragraph of this Proposal, this Proposal is revocable by Harvard by written notice to Breed at any time after June 25, 2000, if, on such date, an order of the Bankruptcy Court, in form and substance satisfactory to Harvard, approving the payment of fees and expenses under the Fee Agreement (the "Approval Order") shall not then have been entered. In addition, this proposal is revocable by Breed by giving written notice to Harvard in the event Harvard has not provided its Deposit and obtained a firm commitment for the New Financing by the ten week anniversary of this Proposal or such later date as Breed agrees in writing.

      C. Notwithstanding anything herein, in the Definitive Agreement, or otherwise, Harvard hereby acknowledges and agrees that Breed may at any time revoke its acceptance of this Proposal and, if applicable, terminate the Definitive Agreement (and all its obligations thereunder) for any reason whatsoever (or for no reason), including, without limitation, entering into a Competing Sale Agreement or proposing a stand alone plan. In the event Breed so elects to revoke its acceptance of this Proposal (and all obligations thereunder) prior to the date of execution of a Definitive Agreement or to terminate the Definitive Agreement (and all of its obligations thereunder) after execution thereof, Breed's only obligation to Harvard is to make any payments that may be determined to be owed under the Fee Agreement.

      D. Notwithstanding anything herein or otherwise, Breed hereby acknowledges and agrees that Harvard may at any time revoke this Proposal at any time prior to execution of the Definitive Agreement for any reason whatsoever (or for no reason). In the event Harvard so elects to revoke this Proposal prior to the date of execution of a Definitive Agreement, Harvard shall have no further obligations to Breed.

IX. Limited Binding Effect.

            Except for Articles V and VIII of this Proposal and the Fee Agreement and subject to all of the terms and conditions of those Articles and the Fee Agreement, which shall be binding on the parties upon execution hereof and shall survive termination of this Proposal, this letter is intended to serve solely as a statement of Harvard's current intention with respect to the transaction contemplated by this Proposal, and does not constitute a binding obligation of Harvard as to any matter (including, without limitation, consummation of this Proposal), does not contain all matters upon which agreement must be reached in order to consummate this Proposal, and creates no rights in favor of any party. A binding obligation with respect to this Proposal will be created only by execution and delivery of definitive documentation (including,

Wasserstein Perella & Co., Inc.



without limitation, the Definitive Agreement), subject to the conditions expressed therein. This Proposal has been prepared solely for discussion purposes from information supplied by Breed and its affiliates and representatives. Without in anyway limiting the generality of this section, nothing in this letter is or should be considered an offer with respect to any securities or a solicitation of acceptances of a chapter 11 plan.

            We are available to discuss this Proposal at your convenience and look forward to the opportunity to do so.

                                    Yours truly,

                                    HARVARD INDUSTRIES, INC.


                                    By:    /s/ Roger Pollazzi
                                          ------------------------------
                                          Roger Pollazzi
                                          Chairman & Chief Executive Officer



cc:     Chaim Fortgang, Esq., Counsel to the Bank Group
        Mr. Fred Caruso, DSI
        Attached List


AGREED AND ACCEPTED:

BREED TECHNOLOGIES, INC.



By: /s/ Lizanne Guptell
   ------------------------
        LIZANNE GUPTELL

                                                                       Exhibit A

                        TERMS OF SECURITIES TO BE ISSUED
                        --------------------------------

I. New Breed Common Stock

Issuer:             Reorganized Breed.

Holder: Pursuant to the Plan, on the Effective Date, Harvard will receive 100% of the outstanding New Breed Common Stock.

II. New Warrants to Purchase Harvard Common Stock

Issuer:             Harvard

Term:               7 years

Exercisable For:    5% of the fully-diluted common stock of Harvard on the
                    Effective Date (after giving effect to existing options to purchase 2,229,102 shares of common stock). Based on current estimates, Harvard would issue under the Plan warrants to purchase 1,095,669 shares of common stock.

Exercise Price:     A price per share of common stock of Harvard equal to 125%
                    of the average thirty-day closing trading price of Harvard common stock measured over the fifteen business days prior to the Effective Date and fifteen business days after the Effective Date.

III. Subordinated Notes

Obligor:            Reorganized Breed.

Guarantor:          Harvard

Aggregate
Principal Amount:   The aggregate principal amount of the Subordinated Notes
                    will $20 million subject to adjustment for any Allied Signal
                    Shortfall Amount.

Term:               5 years.

Interest:           The interest will be equal to the interest rate on the term loan portion of the new financing facility, plus 200 basis points. Interest will be payable [monthly/semi-annually] in arrears.

Security/Priority:  The Subordinated Notes made be secured by all collateral securing the New Financing, junior only thereto.

Covenants:          The indenture shall not contain any covenants or events of default that are not provided in the New Financing and waivers and consents under the

                    New Financing shall constitute waivers and consents under the indenture.

Subordination:      The Subordinated Notes will be fully subordinated to all
                    other secured debt of Harvard, Reorganized Breed and their respective subsidiaries, existing at closing and any refinancings thereof.

Intercreditor
Agreement:          In connection with the guaranty issued by Harvard, to the
                    extent the Subordinated Notes are secured, the indenture trustee for the Subordinated Notes and Lender will enter into an appropriate intercreditor agreement.

                                                                     Exhibit B

                             PRO FORMA BALANCE SHEET
                             -----------------------

                                   See attached.

BREED TECHNOLOGIES, INC.
PRO FORMA BALANCE SHEET
FEBRUARY 29, 2000
--------------------------------------------------------------------------------
($ Millions)

Assets
   Cash                                                                   $51.7
   Accounts Receivable                                                    244.5
   Inventory                                                              101.3
   Prepaid and Other Current Expenses                                      42.5
                                                                         ------
      Total Current Assets                                                440.1

    Net Property, Plant & Equipment                                       315.9

   Other Long-term Assets                                                  21.5
   Capitalized Financing Costs                                              0.0
   Fresh Start Asset                                                        0.0

TOTAL ASSETS                                                             $777.5

Liabilities & Shareholders' Equity
   Accounts Payable                                                      $121.5
   Accrued Expenses                                                         0.0
   Income Taxes                                                             4.9
   Other Current Liabilities                                              107.0
                                                                         ------
      Total Current Liabilities                                           233.3

   Long-Term Debt                                                          30.1
   DIP Financing                                                           37.0

   Other Long Term Liability                                                8.1
   Pension/OPEB Liability                                                   7.5
   Deferred Taxes                                                          (1.3)

   Common Equity                                                          462.9

TOTAL LIAB. & SHAREHOLDERS' EQUITY                                       $777.5

                                                                       Exhibit C

                       PRO FORMA CAPITALIZATION OF HARVARD
                       -----------------------------------

                                  See attached

HARVARD INDUSTRIES, INC.
PRO FORMA CAPITALIZATION AND BALANCE SHEET REFLECTING ACQUISITION OF BREED TECHNOLOGIES, INC.
MARCH 2000(1)
--------------------------------------------------------------------------------
($ Millions)

Assets
   Cash                                                                    $25.1
   Accounts Receivable                                                     284.6
   Inventory                                                               119.6
   Prepaid and Other Current Expenses                                       47.2
                                                                          ------
      Total Current Assets                                                 476.6

    Net Property, Plant & Equipment                                        225.8

   Other Long-term Assets                                                   26.9
   Capitalized Financing Costs                                              10.0
   Fresh Start Asset                                                       156.3

TOTAL ASSETS                                                              $895.5

Liabilities & Shareholders' Equity
   Accounts Payable                                                       $155.6
   Accrued Expenses                                                         38.8
   Income Taxes                                                             10.4
   Other Current Liabilities                                               107.0
                                                                          ------
      Total Current Liabilities                                            311.7

   Long-Term Debt                                                          270.0

   Other Long Term Liability                                                64.7
   Pension/OPEB Liability                                                  104.5
   Deferred Taxes                                                            7.2

   Common Equity                                                           137.4

TOTAL LIAB. & SHAREHOLDERS' EQUITY                                        $895.5


(1) Reflects Harvard Industries as of March 31, 2000 and Breed Technologies as of February 29, 2000.

                                                                       Exhibit D

                             UNRECORDED LIABILITIES
                             ----------------------

        Liability                                          Amount
        ---------                                          ------

        Environmental Liabilities                          $20 million

        European Restructuring Liabilities                 $20 million

        Recall and Warranty Liabilities                    $15 million

        Tax Reserve Liabilities                            $35 million
                                                           -----------

                Total Unrecorded Liabilities               $90 million

                                                                       Exhibit E

                               LETTER FROM LENDER
                               ------------------

                                  See attached.

                                                                  May 16, 2000

Harvard Industries, Inc.
3 Werner Way, Suite 210
Lebanon, New Jersey 08833

Dear Mr. Ted Vogtman:

      In connection' with the purchase by Harvard Industries, Inc. ("Harvard") of substantially all of the assets of Breed Technologies, Inc. ("Seller") and the assumption of certain liabilities of Seller (the "Acquisition"), it has been a pleasure working with you to provide to Harvard Industries, Inc., Breed Technologies, Inc. and all other wholly owned subsidiaries, (individually 'and collectively the "Borrowers") with an accommodation to finance the Acquisition, and to provide working capital loans thereafter. In connection therewith, The CIT Group/Business Credit, Inc. CUT") and Citibank, N.A. and its affiliate Salomon Smith Barney, Inc. ("Citi") are pleased to inform you that they are prepared to continue working toward, providing you with underwritten financing and to form a syndicate of lenders (the "Lenders") for which CIT and Citi would act as administrative and collateral Agents (in such capacity, the "Agents") to make available to Borrowers a secured committed credit facility to the Borrowers in the amount of $325,000,000 ("Line of Credit"), consisting of, and subject to, the following:

Revolving Line of Credit

1. A revolving Line of Credit (the "Revolving Line of Credit") evidenced by a Financing Agreement ("Agreement") providing for revolving advances ( "Revolving Loans") up to the lesser of (a) $225,000,000 or (b) the sum of up to. (herein the "'Borrowing Base"): (i) eighty-five percent (85%) of eligible accounts receivable plus (ii) the lesser of x) the sum of 1) sixty percent (60%) of eligible raw material and finished goods inventory plus 2) twenty-five percent (25%) of eligible work in process inventory or
      y) a subline to be mutually agreed upon, in the aggregate at any time, subject to such availability reserves as Agents may reasonably establish. After giving effect to all Revolving Loans and Letters of Credit to be extended at closing, the Borrowers' excess revolving loan availability, at the closing only, shall be at least $50,000,000. Such requirement contemplates that all of the Borrowers' debts, obligations and payables are then current in accordance with its usual business practices. The Borrowers must maintain a minimum availability of at least $25,000,000 for all times that the Term Loan balance is in excess of $75,000,000.

Term Loan

2. A Term Loan in the amount of up to $100,000,000 ("Term Loan") based on eighty 'percent (80%) of the orderly liquidation value of eligible machinery and equipment plus fifty percent (50%) of the fair market value of eligible real estate, to be amortized as follows:

            Quarter           Quarterly Payments
            -------           ------------------
      1-2                     $           0
      3-4                     $     2,500,000
      5-8                     $     3,750,000
      9-12.                   $     5,000,000
      13-19                   $     9,375,000
      19                      $     3,750,000

      In addition to the amortization schedule, the Borrowers shall make customary mandatory prepayments, upon disposition of assets, upon sale of equity and Borrowers' excess cash flow, as mutually agreed upon. Such prepayments will be applied to the Term Loan in the inverse order of maturity, thereof. The definition and calculation of excess cash flow will be mutually agreed upon.

Letter of Credit Subline

3. Within the Revolving Line of Credit the Agents will assist the Borrowers in opening up to $30,000,000 at any time of standby letters of credit for business purposes unrelated to the purchase of inventory. All letters of credit shall be reserved from availability.

Term

4. The Agreement shall have an initial term of five (5) years Maturity. The Term Loan shall be due and payable in full upon any termination of the Agreement.

Interest Rate; and Fees

5. Interest will be computed and payable monthly on: (i) all outstanding Revolving Loans at a rate equivalent to (x) the Citibank Base Rate PIL15 one and one-half percent ( 1.50%) per annum or (y) at the Borrowers' option, Libor plus two and three-quarters percent (2.75%) per annum, provided that the interest rate set forth in this clause (i) shall be increased by one half of one percent (1/2 of 1%) per annum on the balance of all outstanding Revolving Loans for any month during which Overadvances are outstanding under the Agreement at anytime during such month; (ii) the Term wan at a rate equivalent to (x) the Citibank Base Rate plus two and one quarter percent (2.25%) per annum or (y) at the Borrowers' option, Libor plus three and one-half percent (3.50%) per annum; The Citibank Base Rate is the rate of interest per annum announced by Citibank, N.A. from time to time as its prime rate in effect at its principal office in the City of New York. Such rate is not intended to be the lowest rate charged by Citibank, N.A. to its borrowers. The Borrowers may elect to use Libor provided i) the Borrowers give the Agents three business days prior notice of such, 6ection and ii) there is then no unwaived or uncured default under the Agreement. In no event may the Borrowers have more than five (5) Libor elections outstanding at any one time. Upon the Borrowers' election of a Libor option, the Borrowers shall specify a one, two or three month Libor period.

      Collections will be credited to the Borrowers' account upon the Agents' receipt of good funds at its bank account in New York, New York, provided, however-, for the purposes of calculating interest, that Agents will charge Borrowers' account one day after receipt of good funds.

6. In addition to passing along all charges imposed on the Agents by the letter of credit issuing bank, the Agents shall earn a fee equal to 2.75% per annum, payable monthly, on the face amount of each standby letter of credit.

7. A Line of Credit Fee, payable at the end of each month, of one-half of one percent (0.50%) per annum computed on the difference between the Revolving Line of Credit and the average daily outstanding Revolving Loan and Letter of Credit balance.

8. An Administrative Management Fee of $250,000 per year, payable on the date of closing and in advance, annually thereafter.

9. A $6,500,000 Facility Fee, $2,000,000 fully earned and payable upon acceptance of a commitment letter, if so issued and $4,500,000 fully earned and payable at closing.

10. The Borrowers may terminate the Agreement at any time. However, should the Borrowers terminate the Agreement, prior to Maturity, the Agents shall earn an Early Termination Fee determined by multiplying the Revolving Line of Credit by 0) three percent (3%) if the Agreement is terminated on or prior to one (1) year after closing, (ii) two percent (2%) if the Agreement is terminated after one (1) year from closing but prior to two
      (2) years after closing and (iii) one percent (III/o) if the Agreement is terminated at any time thereafter prior to an Anniversary Date.

11. The Borrowers may prepay at any time, in whole or in part, the Term Loan. Should 'the Borrowers so prepay the Term Loan, the Agents shall earn a Prepayment Premium determined by multiplying the amount prepaid by (i) by three percent (3%) if the prepayment occurs on or prior to one (1) year after closing, (ii) two percent (2%) if the prepayment occurs after one
      (1) year from closing but prior to two (2) years after closing and (iii) one percent ~1%) if the prepayment occurs at any time thereafter.

Collateral

12.   To secure the obligations due the Agents by the Borrowers and Guarantors,
      i) the Borrowers and Guarantors will grant the Agents a first lien on all assets of the Borrowers' and Guarantors'. including without limitation present and future accounts receivable, inventory, trademarks, patents, general intangibles, equipment, real estate (whether owned or leased), the issued: and outstanding stock of any subsidiaries of the Borrowers and the proceeds of each of the foregoing; and ii) the Borrowers' current shareholders will pledge to the Agents their shares in the Borrowers. A second lien on certain of the Borrowers' assets will be permitted, provided such lien is on terms acceptable to the Agents and secures only the obligations, evidenced by the subordinated notes, arising from the Acquisition.;

Guarantees

13. Each Borrower will cross-guarantee the obligations of each other Borrower under the documents. All non-borrowing affiliates will guarantee the obligations of each Borrower.

Covenants, Warranties and Events of Default

14. The Agreement will contain such warranties, representations, affirmative and negative covenants (including financial and collateral reporting) and events of default as are customary for the Agents in financing transactions of this type. The Borrowers will provide to the Agents, among other things, a weekly borrowing base certificate, monthly interim financial statements and year-end statements. Such year end statements must be certified by an independent public accountant mutually acceptable to each of us.

Out of Pocket Expenses

15. The Borrowers shall reimburse the Agents (whether or not this transaction is consummated) for all of Agents' out-of-pocket costs and expenses (including reasonable fees and expenses of outside legal counsel and travel, lodging and similar expenses of Agents' personnel in inspecting and monitoring collateral) incurred in connection with the Agreement, including, but not limited to, those incurred by the Agents in connection with the preparation, execution and closing of this financing transaction, and the perfection of liens and security interests.

Syndication

16. Upon acceptance of this letter, the Agents may initiate discussions with potential lenders regarding their participation in this Line of Credit. Borrowers will agree to a closing schedule that allows for the primary syndication of the transaction prior to closing.

      However, if it any time prior to the completion of syndication, the Agents determine that it will not be able to sell down the Line of Credit to the Agents' desired hold positions then the Agents reserve the right, after consultation with the Borrowers, to adjust the structure and pricing as the Agents deem appropriate in order to effect a successful syndication to such desired !hold position.

      If syndicated, the Agents would syndicate the transaction with the assistance of Borrowers, Borrowers' management and their agents. Such assistance would include, but not be limited to: (i) prompt assistance in the preparation of an Information Memorandum and verification of the accuracy and completeness of the information contained therein; and (ii) participation of Borrowers' senior management in meetings and conference calls with potential lenders at such time and places as the Agents may reasonably request.

Indemnification

17. Borrowers agree to indemnify and hold harmless CIT and Citi and each of their affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an "Indemnified Party") from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, fees and disbursements of counsel), joint or several, that may be incurred by or asserted or awarded against any Indemnified Party arising. cut of or in connection with or relating to any investigation, litigation or proceeding or the preparation of any defense with respect thereto arising out of or in connection with or relating to this letter or the transactions contemplated hereby, or any use made or proposed to be made with the proceeds of the

      Line of Credit, whether or not such investigation litigation or proceeding is brought by any Borrower or Guarantor, any of their shareholders: or creditors, an Indemnified Party or any other person, or an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated, except to the extent such claim, damage, loss, liability or expense is found in a final judgment of a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct. Borrowers further agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract, tort or otherwise) to any Borrower or Guarantor any of their shareholders or creditors for or in connection with the transactions contemplated hereby, except to the extent such liability is found in a final judgment of a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct.

Conditions of Closing

18. The foregoing is furnished as a means of affording the Borrowers a guide to, and an outline of, the material terms and conditions of the proposed facility land is not a commitment on the part of the Agents and should not be construed as a commitment. Moreover, Borrowers appreciate that the foregoing is subject to:

      (a)   successful completion of all the above items;

      (b) the execution and delivery of appropriate legal documentation which must be satisfactory in form and substance to Borrowers and Agents and their respective counsels;

      (c) the: Agents' satisfaction with the financial condition of the Seller and the Bo rowers and an updated examination of the books and records of the Borrowers and the Seller;

      (d) Corporate structure, capital structure, other debt instruments, material contract and governing, documents of Borrowers and their affiliates, and tax effects resulting from Acquisition to be acceptable;

      (e) Cash consideration for Seller purchase not to exceed $230,000,000 and aggregate fees and closing costs (including those payable to the Agents) not to exceed an additional $25,000,000;

      (f) Purchase price to be funded in part by receipt of debt and/or equity instruments in amounts and terms acceptable to the Agents;

      (g) Satisfactory court approvals, in form and substance satisfactory to Agents and their counsel.;

      (h) the absence of any material adverse change in the financial condition, business, prospects, profitability, assets or operations of the Borrowers and/or the Seller. It is understood and agreed that any adverse change in the terms, conditions, assumptions or projections supplied by the Borrowers and on which the Agents based its decision to issue this letter may, in the Agents' reasonable business discretion, be construed by the Agents as a material adverse change;

      (i) $20,000,000 junior secured subordinated notes. The notes evidencing such debt are to be subordinate to the obligations due the Agents by the Borrowers on terms reasonably satisfactory to the Agents. The terms and provisions of the subordinated debt must be reasonably satisfactory to the Agents in all respects;

      (j) the Agents' receipt of, and satisfaction with, a fair market value appraisal of real estate and an orderly liquidation value appraisal of machinery and equipment accompanied by reliance letter from each appraiser. The appraisals must be performed by an appraiser mutually agreed upon who will be retained by the Agents but paid for by the Borrowers;

      (k) the Agents' receipt of, and satisfaction with, an environmental audit and risk assessment conducted by an environmental engineering firm retained by and acceptable to the Agents but paid for by the Borrowers, on each parcel of real estate owned or leased by the Borrowers and/or the Seller and the hazardous waste practices of the Borrowers and/or the Seller;

      (l) the Agents' receipt of, and satisfaction with, a 12 month Cash Budget Projection for Borrowers and Seller;

      (m) the Agents' receipt of, and satisfaction with, an industry analysis evaluation of each Borrowers' business plan. The evaluation must be performed by an industry expert mutually agreed upon, who will be retained by the Agents but paid for by the Borrowers;

      (n)   the approval of each Agent's executive credit committee;

      (o) the Agents' review of, and satisfaction with, an executed acquisition agreement and the structure of the proposed Acquisition.

      (p)   Satisfactory syndication/assignment rights

Confidentiality

19. This letter and the financing arrangements described herein are delivered with the: understanding that neither this letter nor the substance of said proposed financing arrangements shall be disclosed by the Borrowers to anybody outside their organization, except to those professional advisors who am in a confidential relationship with the Borrowers and require knowledge thereof to perform their duties (such as legal counsel, accountants and financial advisers), the Creditors Committee of Breed or where disclosure is required by law.

Good Faith Deposit

20. To induce the Agents to proceed with their consideration of the Borrowers' requested financing accommodation and to confirm that the request is made in good faith, the

      Agents request a $500,000 working fee (the "Working Fee") and a $250,000 good faith deposit (the "Good Faith Deposit"). The Good Faith Deposit will be subject to replenishment as cost 6rE! incurred and paid. Said Good Faith Deposit less any out-of pocket expenses the Agents may incur will be returned to the Borrowers if the Agents are unable to offer the Borrowers a financing arrangement. If a financing agreement is consummated, the Agents will credit any amount remaining from such Good Faith Deposit against the Loan Facility Fee due at closing. In any other event, the Good Faith Deposit will be retained by the Agents.

This letter (a) embodies the entire agreement and understanding between the parties hereto with respect to the subject matter of this letter and supersedes all prior agreements, Commitments, arrangements, negotiations or understandings, whether oral or written, of the parties with respect thereto, and (b) can be changed only by a writing signed by each of the parties hereto and shall bind and benefit each of such parties and their respective successors and assigns.

This letter is to be used as a basis for continued discussions, and does not constitute a commitment of CIT or Citi to lend or to syndicate a financing or an agreement of CIT or Citi to prepare, negotiate, execute or deliver such a commitment.

If the foregoing is acceptable to you, please so indicate by signing and returning to us the enclosed copy of this letter together with your check to CIT's order in the amount of $750,000, repr6senting the Working Fee and Good Faith Deposit by the earlier of: i) any disclosure of this proposal in connection with Harvard's Letter of Intent to Seller or ii) close of business June 13, 2000. We we1come the opportunity to work with you on this from you soon. Should you have any questions or transaction a J hope to he comments, please feel free to contact us at anytime.

                                    Very truly yours,
                                    THE CIT GROUP/BUSINESS CREDIT, INC.


                                    By:  /s/  SIGNATORY
                                         -------------------------------
                                    Title:



                                    CITIBANK, N.A.


                                    By:  /s/  THOMAS M. HALSON
                                         -------------------------------------
                                    Title:  VICE PRESIDENT

Read and Agreed to;

Harvard Industries, Inc.


By:  /s/ THEODORE W. VOGTMAN
     -----------------------
Title:  CHIEF FINANCIAL OFFICER